SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated August 20, 2014

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange releases dated August 20, 2014:

•                  Michael Halbherr to step down as CEO of HERE and as a member of the Nokia Group Leadership Team

•                  Nokia Board of Directors resolved on a directed share issuance to Nokia employees participating in the Employee Share Purchase Plan 2013

STOCK EXCHANGE
RELEASE

August 20, 2014

Michael Halbherr to step down as CEO of HERE and as a member of the Nokia Group Leadership Team

Nokia Corporation
Stock Exchange Release
August 20, 2014 at 9:00 (CET +1)

Espoo, Finland — Nokia today announced that Michael Halbherr has decided to step down as CEO of HERE and as a member of the Nokia Group Leadership Team, effective September 1, 2014, in order to pursue his own entrepreneurial interests outside of the company.

“I would like to thank Michael for his leadership, passion and achievements during his eight years with Nokia,” said Rajeev Suri, President and CEO of Nokia.  “He has played a key role in making HERE one of the strongest players in its sector, with a depth and breadth that is unique.  He leaves with my best wishes and the gratitude of all of Nokia.”

Cliff Fox, currently Senior Vice President, Core Map Group, at HERE, will assume the position of acting head of HERE, effective September 1, 2014. A search for a permanent leader of HERE will start immediately inside and outside the organization.

Michael Halbherr said: “It has been a pleasure and honor to work with remarkable and smart people during my time at Nokia and HERE. I am proud that we have been able to create a leading location cloud company widely recognized across industries, by customers and by opinion leaders. Now the time is right for me to focus once again on entrepreneurial activities. I wish the team the best of success for the future.”

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to Nokia’s strategies; B) expectations, plans or benefits related to future performance of Nokia’s continuing businesses Nokia Networks, HERE and Nokia Technologies; C) expectations, plans or benefits related to changes in leadership and operational structure; D) expectations regarding market developments, general economic conditions and structural changes; E) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; F) the timing of the deliveries of our products and services; G) expectations and targets regarding our financial performance, cost savings and competitiveness, as well as results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction announced on September 3, 2013 where Nokia sold substantially all of the Devices & Services business to Microsoft on April 25, 2014 (“Sale of the D&S Business”); K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus”, “continue”, “project”, “should”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategies successfully and in a timely manner, and our ability to successfully adjust our operations; 2) our ability to sustain or improve the operational and financial performance of our continuing businesses and correctly identify business opportunities or successfully pursue new business opportunities; 3) our ability to execute Nokia Networks’ strategy and effectively, profitably and timely adapt its business and operations to the increasingly diverse needs of its customers and technological developments; 4) our ability within our Nokia Networks business to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies; 5) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability within our HERE business to maintain current sources of revenue, historically derived mainly from the automotive industry, create new sources of revenue, establish a successful location-based platform and extend our location-based services across devices and operating systems; 8) effects of impairments or charges to carrying values of assets, including goodwill, or liabilities; 9) our dependence on the development of the mobile and communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally; 10) Nokia Networks business’ dependence on a limited number of customers and large, multi-year contracts; 11) our ability to retain, motivate, develop and recruit appropriately skilled employees; 12) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 13) our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services; 14) potential exposure to contingent liabilities due to the Sale of the D&S Business and possibility that the agreements we have entered into with Microsoft may have terms that prove to be unfavorable to us; 15) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 16) our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings and competitiveness; 17) management of Nokia Networks’ customer financing exposure; 18) the performance of the parties we partner and collaborate with, and our ability to achieve successful collaboration or partnering arrangements; 19) our ability to protect the technologies, which we develop, license, use or intend to use from claims that we have infringed third parties’ intellectual property rights, as well as, impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to intellectual property rights; 20) the impact of regulatory, political or other developments on our operations and sales in those various countries or regions where we do business; 21) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 22) our ability to successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits; 23) the impact of unfavorable outcome of litigation, arbitration, contract related disputes or allegations of health hazards associated with our business, as well as the risk factors specified on pages 12-35 of Nokia’s annual report on Form 20-F for the year ended December 31, 2013 under Item 3D. “Risk Factors” and in our Interim Report issued on July 24, 2014. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About HERE and Nokia

HERE, a Nokia company, is a leader in navigation, mapping and location experiences. We combine highly accurate and fresh maps with cloud technology to enable rich, real-time location experiences in a broad range of connected devices - from smartphones and tablets to wearables and vehicles. To learn more about HERE, including our work in the areas of connected and autonomous driving, visit http://360.here.com

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

STOCK EXCHANGE
RELEASE

August 20, 2014

Nokia Board of Directors resolved on a directed share issuance to Nokia employees participating in the Employee Share Purchase Plan 2013

Nokia Corporation
Stock Exchange Release
August 20, 2014 at 9:05 (CET +1)

Espoo, Finland — Nokia announced that Nokia’s Board of Directors has resolved on a directed issuance of a maximum amount of 200,592 Nokia shares (NOK1V) held by the company to Nokia employees participating in the Employee Share Purchase Plan 2013. The one-year cycle of the Employee Share Purchase Plan 2013 ended on June 30, 2014.

Under the terms and conditions of the Employee Share Purchase Plan 2013 Nokia will offer one matching share for every two shares purchased under the plan which the participant still held as at June 30, 2014. The shares are issued without consideration. As the shares are held by the company, the total number of the company’s outstanding shares does not change as a consequence of the issuance. The shares will be delivered to the employees in September 2014.

The Board of Directors approved the launch of the Employee Share Purchase Plan 2013 as part of the Nokia Equity Program 2013 on January 24, 2013 to encourage employee share ownership, commitment and engagement. The Board resolution is based on the authorization to issue shares granted to the Board by the Annual General Meeting on June 17, 2014.

About Nokia

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2014	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal